21002697

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

SEC Mail Processing

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

2021

Washington, DC

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SOJOURNER SECURITIES, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

223 East Blvd, Suite 300
(No. and Street)

Charlotte	**N.C.**	**28203**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Terry G. Friddle — **(704) 469-5628 ext1**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GreerWalker, LLP
(Name – *if individual, state last, first, middle name*)

The Carillon 227 West Trade Street, Suite 1100	**Charlotte**	**N.C.**	**28202**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e)* (2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Terry G. Friddle** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Sojourner Securities, LLC**, as of **December 31,**, 2020 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

T. Friddle
Signature

Managing Director & Chief Compliance Officer
Title

Charlene James 3/1/2021
Notary Public

CHARLENE JAMES
MY COMMISSION EXPIRES
NOTARY
PUBLIC
JULY 19, 2021
GLYNN COUNTY, GEORGIA

This report * * contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOJOURNER SECURITIES, LLC

Financial Statements and Supplemental Schedules
for the Year Ended December 31, 2020 and
Report of Independent Registered Public Accounting Firm

Table of Contents

GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Sojourner Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sojourner Securities, LLC (the "Company") as of December 31, 2020, the related statements of operations, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes to the financial statements and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Sojourner Securities, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Sojourner Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Sojourner Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Reconciliation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Financial and Operational Combined Uniform Single Report - Part IIA - Computation of Net Capital as of December 31, 2020 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Sojourner Securities, LLC's financial statements. The supplemental information is the responsibility of Sojourner Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Sojourner Securities, LLC's auditors since 2003.

GreerWalker LLP

Certified Public Accountants
February 24, 2021
Charlotte, NC

SOJOURNER SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS		
Cash	$	21,977
Prepaid Expenses		3,011
TOTAL ASSETS	$	24,988
LIABILITIES AND MEMBER'S EQUITY		
Accounts Payable	$	-
Member's Equity		24,988
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	24,988

See notes to financial statements.

SOJOURNER SECURITIES, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUES	$ -
EXPENSES:	
Regulatory and Professional Fees	18,385
Office Expenses	2,088
Bank Fees	105
Other	1,127
Total Expenses	21,705
NET LOSS	$ (21,705)

See notes to financial statements.

SOJOURNER SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

MEMBER'S EQUITY, DECEMBER 31, 2019	$	25,898
CONTRIBUTIONS FROM MEMBER		20,795
NET LOSS		(21,705)
MEMBER'S EQUITY, DECEMBER 31, 2020	$	24,988

See notes to financial statements.

SOJOURNER SECURITIES, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2020

SUBORDINATED LIABILITIES, DECEMBER 31, 2019	$	-
CHANGE IN SUBORDINATED LIABILITIES FOR THE YEAR ENDED DECEMBER 31, 2020		-
SUBORDINATED LIABILITIES, DECEMBER 31, 2020	$	-

See notes to financial statements.

SOJOURNER SECURITIES, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$	(21,705)
Contribution of Office Services from Member		5,795
Adjustments to Reconcile Net Loss to Net Cash from Operating Activities:		
Change in Prepaid Expenses		636
Net Cash Applied to Operating Activities		(15,274)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital Contribution from Member		15,000
NET DECREASE IN CASH		(274)
CASH, BEGINNING OF YEAR		22,251
CASH, END OF YEAR	$	21,977

See notes to financial statements.

SOJOURNER SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

1. SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Operations - Sojourner Securities, LLC (the "Company") is a limited liability company that operates as a registered broker-dealer. As a registered broker-dealer, the Company is primarily involved as a placement agent for issuers due principally to its role as a "mergers and acquisitions" advisor. Such placements are not broadly distributed and generally consist of a single institutional investor and a single client in a principal-to-principal transaction. The Company does not take title to, or control of any securities, nor does the Company make a market in any security. The Company is registered with the Securities and Exchange Commission, and is a member of the Financial Industry Regulatory Authority and the Securities Investor and Protection Corporation.

Use of Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Revenue and Income Recognition – During 2020, the Company did not close or report any transactions under which the Company earned revenues.

Cash - The Company maintains cash deposits with financial institutions. At times, such deposits may exceed federally insured limits.

Income Taxes - For income tax purposes, the Company is considered to be a partnership. No provision for federal or state income taxes has been made in the accompanying financial statements since the member includes its allocable share of the Company's taxable income or loss in its income tax return.

The Company records liabilities for income tax positions taken or expected to be taken when those positions are deemed uncertain to be upheld in an examination by taxing authorities. No liabilities for uncertain income tax positions were recorded as of December 31, 2020.

Subsequent Events - In preparing its financial statements, the Company has evaluated subsequent events through February 24, 2021 which is the date the financial statements were available to be issued.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2020, the Company had net capital of $21,977 which was $16,977 in excess of its required net capital of $5,000. The Company had no aggregate indebtedness as of December 31, 2020.

3. RELATED PARTY AND CONCENTRATION

The Company is a wholly-owned subsidiary of Pathfinder Capital Advisors, LLC, and was established to process certain transactions initiated by its parent company that require the services of a registered broker-dealer. Only transactions that relate specifically to registered broker-dealer activities result in revenue being recognized by the Company. All of the Company's revenue is derived from transactions involving clients of its parent company.

The parent company allocates 10% of its common office overhead expenses to the Company. The Company incurred $5,795 in such charges for the year ended December 31, 2020, which was offset by a capital contribution from its parent company.

4. MEMBER EQUITY

The Member is subject to the Company's operating agreement which stipulates, among other things, the terms under which income and losses are allocated, distributions are made, membership interests can be transferred, and new members can be admitted. During 2020, the Member contributed an additional $15,000 to the Company.

SOJOURNER SECURITIES, LLC

RECONCILIATION OF NET CAPITAL AS OF DECEMBER 31, 2020
UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL, DECEMBER 31, 2020 (Unaudited)	$	21,977
ADJUSTMENTS		-
NET CAPITAL, DECEMBER 31, 2020 (Audited)	$	21,977

See report of independent registered public accounting Firm.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
SOJOURNER SECURITIES, LLC as of 12/31/20

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition				$	24,988	3480
2. Deduct ownership equity not allowable for Net Capital				(	)	3490
3. Total ownership equity qualified for Net Capital					24,988	3500
4. Add:						
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital						3520
B. Other (deductions) or allowable credits (List)						3525
5. Total capital and allowable subordinated liabilities				$	24,988	3530
6. Deductions and/or charges:						
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$	3,011	3540			
B. Secured demand note deficiency			3590			
C. Commodity futures contracts and spot commodities-proprietary capital charges			3600			
D. Other deductions and/or charges			3610	(	3,011)	3620
7. Other additions and/or allowable credits (List)						3630
8. Net Capital before haircuts on securities positions				$	21,977	3640
9. Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)) :						
A. Contractual securities commitments	$		3660			
B. Subordinated securities borrowings			3670			
C. Trading and investment securities:						
1. Exempted securities			3735			
2. Debt securities			3733			
3. Options			3730			
4. Other securities			3734			
D. Undue concentration			3650			
E. Other (List)			3736	(	)	3740
10. Net Capital				$	21,977	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
SOJOURNER SECURITIES, LLC as of 12/31/20

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$		3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	16,977	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	15,977	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$		3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$		3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				%	0.00	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)				%	0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. *Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital* requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Sojourner Securities, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Sojourner Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Sojourner Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Sojourner Securities, LLC stated that Sojourner Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Sojourner Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sojourner Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

GreerWalker LLP

Certified Public Accountants
February 24, 2021
Charlotte, NC

SOJOURNER SECURITIES, LLC

EXEMPTION REPORT, DECEMBER 31, 2020

1. The Company is exempt from the SEC Rule 15c3-3 Reserve Requirement under exemption k(2)i. During the year ended December 31, 2020, the Company met the exemption provisions identified above without exception.

I, Terry G. Friddle affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: Managing Director and Chief Compliance Officer
February 24, 2021

See report of independent registered public accounting Firm